UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 19, 2010, entitled "Notifiable Trading”.

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 April 2010 for use in the group's share saving plan have on 19 April 2010 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 5,859,392 shares. As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 139.06.

Name	Bought	New share holding
Bjørn, Benedikte	32	512
Bjørnson, Rune	292	11,029
Eide, Tom Melbye	339	12,073
Gjærum, Reidar	247	9,493
Iversen, Einar Arne	82	2,822
Jacobsen, Jon Arnt	324	14,347
Koch, Nina Birigitte	281	5,157
Lund, Helge	760	31,833
Mellbye, Peter	292	16,319
Michelsen, Øystein	365	8,983
Myrbøe, Gunnar	263	8,291
Nes, Helga	30	5,697
Nilsen, Geir	77	910
Skeie, Svein	243	6,783
Svaan, Morten	104	1,430
Sætre, Eidar	292	13,143
Sørensen, Lars Troen	160	3,440
Thomsen, Kåre	239	9,323
Øvrum, Margareth	400	15,647

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 19, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer